SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*



       Empresas ICA Sociedad Controladora, S.A. de C.V.(1) (the "Issuer")
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                                (Name of Issuer)

                    Ordinary Share of Common Stock ("Shares")
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                         (Title of Class of Securities)

                                  292448107(2)
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                                 (CUSIP Number)


                                   Manuel Abud
                                   Palmas, 735
                                   Suite 1406
                            Mexico City 11000, Mexico
                                (5255) 5202-2088
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 9, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)
                                  (Page 1 of 7)



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(1)  Translation of Issuer's Name: The ICA Corporation Holding Company.
(2) No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States. The CUSIP number 292448107 is only for the American Depositary Shares (the "ADSs") representing Shares.

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CUSIP No.  Not Applicable             13D
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     1   NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Bernardo Quintana Isaac

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                                     (b) [X]

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         PF  (See Item 3)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

     6   CITIZENSHIP OR PLACE OF ORGANIZATION
         Mexico

                        7       SOLE VOTING POWER

        NUMBER OF               170,819,347 (See Item 5)
         SHARES
      BENEFICIALLY      8       SHARED VOTING POWER
        OWNED BY
     EACH REPORTING
         PERSON         9       SOLE DISPOSITIVE POWER
          WITH
                                170,819,347 (See Item 5)

                        10      SHARED DISPOSITIVE POWER


     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         170,819,347 Shares (See Item 5)

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.5% Shares (See Item 5)

     14  TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  Not Applicable             13D
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Item 1.     Security and Issuer.

            This statement relates to the Ordinary Shares of Common Stock ("Shares") of Empresas ICA Sociedad Controladora, S.A. de C.V. (the "Issuer").

            The address of the principal executive offices of the Issuer is Mineria No. 145, Edificio Central, Colonia Escandon, 11800 Mexico City, Mexico.

Item 2.     Identity and Background.

            Bernardo Quintana Isaac (the "Reporting Person"), a Mexican citizen, is the President of the Issuer's board of directors and the Issuer's chief executive officer. The Reporting Person's business address is Mineria No. 145, Edificio D, Segundo Piso, Colonia Escandon, 11800 Mexico City, Mexico. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The Reporting Person exercised his preemptive rights by subscribing for new Shares in the Rights Offering (as described and defined in Item 4. below). The aggregate amount of funds utilized by the Reporting Person to subscribe for new Shares in the Rights Offering was U.S.$13,425,222 (Ps.150,000,000 converted to dollars at an exchange rate of Ps.11.1730 per U.S. dollar, the noon buying rate for Mexican pesos on December 11, 2003 as published by the Federal Reserve Bank of New York). The Reporting Person used personal funds to subscribe for the new Shares. All purchases of Shares by the Reporting Person were effected pursuant to the Rights Offering.

Item 4.     Purpose of Transaction.

            On October 30, 2003, the Issuer's Board of Directors resolved to call a shareholders' meeting to consider approval of an increase in the capital of the Issuer through a rights offering (the "Rights Offering") to shareholders at a subscription price of Ps.2.00 per Share (the "Subscription Price"). The Rights Offering was approved at a shareholders' meeting held on November 17, 2003. Pursuant to the Rights Offering, each shareholder of the Issuer was entitled to subscribe for two Shares, at the Subscription Price per Share, for each Share it held. Prior to the Rights Offering, the Reporting Person beneficially owned 97,367,347 Shares. The Rights Offering commenced on November 25, 2003 and expired on December 9, 2003. On December 5, 2003, the Reporting Person exercised his preemptive rights by subscribing for 75,000,000 new Shares at the Subscription Price per Share.

            Except as disclosed in this Item 4, the Reporting Person has no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Person may in the future

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CUSIP No.  Not Applicable             13D
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acquire additional Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Shares owned by the Reporting Person in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Person reserves the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Person.

Item 5.     Interest in Securities of the Issuer.

            (a) After giving effect to the subscription of Shares in the Rights Offering, the Reporting Person has the following direct interests in Shares:

                                                     Shares(1)
                                           ------------------------------
                                             Number(2)      % of Class(2)
                                           -------------    -------------
            Bernardo Quintana I........     170,819,347         12.5%


            (1) Based upon 1,363,045,283 Shares outstanding as of December 11, 2003.

            (2) Excludes 8,720,147 Shares beneficially owned by the Reporting Person through a trust (the "Management Trust") holding shares for the benefit of management of the Issuer. The voting and disposition of shares held in the Management Trust is directed by an 8 person technical committee composed of members of the Issuer's board of directors, which includes the Reporting Person.

            (b) Other than in respect to Shares owned through the Management Trust, as noted in footnote (2) above, the Reporting Person does not share voting or disposition power with respect to any Shares beneficially owned by the Reporting Person.

            (c) All transactions in Shares effected by the Reporting Person during the past 60 days are listed in Schedule I hereto.

            (d) Other than in respect to Shares owned through the Management Trust, as noted in footnote (2) above, no person other than the Reporting Person has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any Shares beneficially owned by the Reporting Person.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Other than in respect to Shares owned through the Management Trust, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to Shares.

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CUSIP No.  Not Applicable             13D
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Item 7.     Material to be Filed as Exhibits

Not applicable.

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CUSIP No.  Not Applicable             13D
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                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                December 11, 2003


                                                /s/ Bernardo Quintana Isaac
                                                ---------------------------
                                                By: Bernardo Quintana Isaac

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CUSIP No.  Not Applicable             13D
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                                   SCHEDULE I

         During the past 60 days, the Reporting Person effected the following transactions in Shares on the Bolsa Mexicana de Valores, S.A. de C.V. (the "Mexican Stock Exchange").(3)


          Type of                                  Number
        Transaction           Trade Date         of Shares       Price Per Share
      ---------------     ------------------    ------------     ---------------
          Purchase         December 5, 2003      75,000,000          Ps. 2.00












(3)  Excludes any transactions effected by the Management Trust.